United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F   ☑      Form 40-F   ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes   ☐      No   ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes   ☐      No   ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes   ☐      No   ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release
Signature Page

Vale announces proposal for 2009 minimum dividend: US$ 2.5 billion
Rio de Janeiro, January 22, 2009 — Companhia Vale do Rio Doce (Vale) announces that its senior management has approved and will submit to the Board of Directors a proposal for the distribution of a minimum dividend of US$ 2.5 billion in 2009. The dividend per share will be US$ 0.479523218, for both common and preferred shares. The payment will be made in two installments, on April 30 and October 30, 2009.
The Board of Directors will evaluate the proposal submitted by senior management, regarding each installment, in the meetings scheduled for April 15 and October 15, 2009.
Payments will be made in Brazilian reais, calculated on the basis of the Brazilian real/US dollar exchange rate (Ptax—Option 5) published by the Central Bank of Brazil on the business day prior to the Board of Directors meeting that approves the minimum dividend proposal.
The minimum dividend proposed for 2009, US$ 2.5 billion, is equal to the minimum dividend announced in 2008 and 24.5% higher than the average dividend paid in the last three years, 2006-2008. At the same time, it is consistent with Vale’s financial policy, which aims to provide a strong support to the exploitation of profitable growth opportunities alongside the preservation of a sound balance sheet, an important condition in light of the current global recessionary environment and the prevailing uncertainties.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2009	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations